As filed with the Securities and Exchange Commission on October 31, 1996

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT

                      (Pursuant to Section 13(e)(1) of the

                        Securities Exchange Act of 1934)

                               (Amendment No. 1)

                           JEFFERSON BANKSHARES, INC.

                                (Name of issuer)

                           JEFFERSON BANKSHARES, INC.

                      (Name of Person(s) Filing Statement)

                     Common Stock, $2.50 Par Value Per Share

                         (Title of Class of Securities)

                                   472387109

                      (CUSIP Number of Class of Securities)

                          William M. Watson, Jr., Esq.

                              123 East Main Street

                               Post Office Box 711

                         Charlottesville, Virginia 22902

                                 (804) 972-1100

                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications

                  on Behalf of the Person(s) Filing Statement)

                             ----------------------

                                    Copies to

                             Robert E. Stroud, Esq.

                     McGuire, Woods, Battle & Boothe, L.L.P.

                            418 East Jefferson Street

                              Post Office Box 1288

                         Charlottesville, Virginia 22902

                                 (804) 977-2500

                         (Agent for Service of Process)

                             ----------------------


                               September 26, 1996

                       (Date Tender Offer First Published,

                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

   Transaction Valuation*                 Amount of filing fee

        $35,000,000                              $7,000

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,250,000 shares at $28.00 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: 7,000                 Filing Party: Jefferson Bankshares, Inc.

   Form or Registration No.: Schedule 13E-4      Date Filed: September 26, 1996

Item 1.  Security and Issuer.

         (a) The issuer of the securities to which this amended Schedule 13E-4 relates is Jefferson Bankshares, Inc., a Virginia corporation (the "Company"), and the address of its principal executive office is 123 East Main Street, Charlottesville, Virginia 22902. The Company's mailing address is Post Office Box 711, Charlottesville, Virginia 22902.

         (b) This amended Schedule 13E-4 relates to the offer by the Company to purchase up to 1,250,000 shares (or such lesser number of shares as are properly tendered) of its common stock, $2.50 par value per share (the "Shares"), 15,146,470 of which Shares were outstanding as of September 25, 1996, at prices not in excess of $28.00 nor less than $25.00, per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. The Company reserves the right, in its sole discretion, to purchase more than 1,250,000 shares. Officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders. The Company has been advised that no director or executive officer of the Company intends to tender any shares pursuant to the Offer. The information set forth in "Introduction", "The Offer -- Section 1, Number of Shares; Proration" and "The Offer - - Section 15, Extension of Offer; Termination; Amendment of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Introduction" and "The Offer --
Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

         (d)      Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

         (a)-(b) The information set forth in "The Offer -- Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         (a)-(j) The information set forth in "Introduction" and "The Offer --
Section 9, Source and Amount of Funds," "The Offer -- Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer -- Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Interest in Securities of the Issuer.

         The information set forth in "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         The information set forth in "Introduction" and "The Offer -- Section 9, Source and Amount of Funds," "The Offer -- Section 2, Purpose of the Offer; Certain Effects of the Offer," and "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 6.  Persons Retained, Employed, or to be Compensated.

         The information set forth in "Introduction" and "The Offer -- Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


Item 7.  Financial Information.

         (a)-(b) The information set forth in "The Offer -- Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference, the information set forth on pages 24 through 37 of the Company's Annual Report to Shareholders for the year ended December 31, 1995, and the information set forth in Item 1 of the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1996, is incorporated herein by reference.

Item 8.  Additional Information.

         (a)      Not applicable.

         (b) The information set forth in "The Offer -- Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "The Offer -- Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (d)      Not applicable.

         (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 9.  Material to Be Filed as Exhibits.

         (a)(1)   Amended Form of Offer to Purchase, dated September 26, 1996


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this ameneded Schedule 13E-4 is true, complete and correct.

October 31, 1996                  JEFFERSON BANKSHARES, INC.

                                  By:  O. Kenton McCartney
                                       President and Chief Executive Officer